SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 Centrais Elétricas Brasileira S/A 00.001.180/0001-26 AXIA Energia Nordeste S.A. 33.541.368/0001-16 Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brasil │20030-900 Rua Delmiro Gouveia, 333 - San Martin Recife | PE – Brasil | 50761-901 Unwinding of Transmission Equity Interests Rio de Janeiro, March 19, 2026 — Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “AXIA Energia”) and AXIA Energia Nordeste S.A. (“AXIA Energia Nordeste”) hereby inform that, on this date, the signing of the Share Purchase and Sale Agreement (Contrato de Compra e Venda de Ações – CCVA) with ISA Energia Brasil S.A. – ISA Energia was completed, for the unwinding of equity interests in the special purpose entities Interligação Elétrica do Madeira S.A. – IE Madeira and Interligação Elétrica Garanhuns S.A. – IE Garanhuns, through the following transactions: i. The sale of the equity interests held by AXIA Energia and AXIA Energia Nordeste corresponding to 49% in IE Madeira to ISA Energia; ii. The acquisition by AXIA Energia Nordeste of the equity interest held by ISA Energia Brasil corresponding to 51% in IE Garanhuns; and iii. The receipt of payment in the amount of BRL 1.174 billion. Upon completion of the transaction, AXIA Energia will consolidate a 100% equity interest in IE Garanhuns. Conversely, AXIA Energia will divest its minority equity interest in IE Madeira, as detailed in the table below. Table 1 – Transmission Companies’ Characteristics Transmission Company Km No. of Substations Concession Term RAP 2025/2026 (BRL million) EBITDA 2025 (BRL million) Net Debt 2025 (BRL million) IE Garanhuns 633 2 December 2041 157.9 134.2 42.6 IE Madeira 2,385 2 February 2039 760.7 660 588 Figure 1 – Current Structure vs. Post-Transaction Structure The transaction is subject to customary market conditions and adjustments. The operation reinforces AXIA Energia’s commitment to the optimization of its minority interests, capital discipline, and the simplification of its corporate structure, as set forth in its Strategic Plan. Eduardo Haiama Vice President of Finance and Investor Relations Current Structure 24,5% 24,5% 51% 49% 51% Post-Transaction Structure 100% 100% ) NORDESTE NORDESTE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.